Exhibit 99.5

TrackPower Broadcast Update

New York, New York - Monday, October 2, 2000, 1:03 PM EDT TrackPower's broadcast partner Inetcable teams with BroadLogic to deliver high-quality streamed IP video and data to subscribers across America

TrackPower, Inc. (OTCBB: TPWR) announced today that it's broadcast partner Inetcable.com "Inetcable" (www.inetcable.com), a leading application services provider and BroadLogic Network Technologies (www.broadlogic.com), the world's leading supplier of satellite broadband networking equipment, have signed an agreement to supply Inetcable with its Satellite Express(TM) USB desktop satellite receiver. Inetcable will use BroadLogic receivers to enable the delivery of high-quality streamed IP video and data to TrackPower's subscribers across North America.

The first deployment of Inetcable's satellite network will deliver Trackpower's live horse racing streaming media to the PCs of thousands of racing enthusiasts. Trackpower subscribers will have a whole new level of service with all tracks being broadcast in real-time, as many as 20 simultaneously, and with interactive services including wagering also available.

"We're integrating the BroadLogic technology into our Inetcable delivery system to bring an almost limitless array of delivery options to our content suppliers such as Trackpower," said Ted Boyle, president and CEO of Inetcable. "By adding BroadLogic's Satellite Express USB desktop receiver to our network, Inetcable can now offer high-quality live video, pre-recorded event files, and data directly to our subscribers PCs."

"We believe that with the addition of Inetcable's advanced technology, TrackPower can offer the horseracing industry the highest quality service for distributing product to the home," said J. Graham Simmonds, Vice President and General Manager of TrackPower. "This new high-quality broadcast service will give racing fans an affordable interactive video service with full card simulcasting capabilities."

"The delivery of Multimedia services via satellite to ISPs and to end users is a rapidly developing market. It is exciting to see both business-to-business and business-to-consumer services moving from concept to deployment," said Toby Farrand, president and CEO of BroadLogic Network Technologies. "This is another example of how delivering IP over satellite is the most effective solution to meet the cost and quality demands of the customer."

"Inetcable gives its subscribers the opportunity to receive a full set of interactive streaming media channels on their computers if they have high-speed DSL or cable modems. With the addition of the BroadLogic Satellite Express USB receiver, almost all end users can now have access to Inetcable's web portal", said Boyle.

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Inetcable's system was demonstrated earlier this year at the North American
Broadcaster's Association annual meeting in Florida. The system avoids latency and other problems inherent in the Internet by bypassing the Internet backbone and delivering signals directly to ISPs, who deliver the signal to end users via set top boxes or high-speed modems.

About Inetcable.com
Inetcable is an application services provider (ASP) that provides a convergence backbone and website to ISPs delivering high quality, full motion video to the worldwide population of Internet users. Inetcable delivers broadcast, cable specialty and pay per view services for broadband users in an effort to create the world's first Internet cable television service. The Company's unique technology solution, industry relationships, and strategic partnerships give it first mover advantage and puts Inetcable in position to capture a significant portion of both the North American and the international market for streaming media. For more information about Inetcable.com, please visit www.inetcable.com.

About BroadLogic
BroadLogic Network Technologies is the leading provider of broadband networking equipment for sending and receiving high-speed video and data. BroadLogic's products connect satellite and terrestrial networks to desktop PC's, LAN and infrastructure equipment used by ISPs and the telecommunications industry. The company is focused on providing innovative products for data broadcasting and two-way satellite applications that bring media-rich content to large corporations, Internet infrastructure providers and DTV broadcasters and their customers.

About TrackPower
TrackPower, Inc. is currently preparing to launch an enhanced interactive video and information service for horseracing in conjunction with Inetcable.com, Inc. The company has an agreement allowing its new and existing customers to wager on horse races through Telebet(TM)/Dial-a-Bet(TM), a licensed telephone wagering service operated by Penn National Gaming, Inc.

For Further Information Contact:

Graham Simmonds
TrackPower, Inc.
905 833 3838
simmonds@trackpower.com

All trademarks are the property of their respective owners.

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.